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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO___________)*

                           InternetStudios.com, Inc.
                         ______________________________
                                (Name of Issuer)

                   Common Stock, $0.0001 Par Value Per Share
                         ______________________________
                         (Title of Class of Securities)

                                  460 968 209
                         ______________________________
                                 (CUSIP Number)

                             Corinna M. Wong, Esq.
                                Loeb & Loeb LLP
           1000 Wilshire Boulevard, Suite 1800, Los Angeles, CA 90017
                                 (213) 688-3400

______________________________________________________________________________
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 10, 2000
______________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.
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CUSIP NO.

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robert Maclean

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS
 4
      SC
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
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                          SOLE VOTING POWER
                     7
     NUMBER OF            1,124,500

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,124,500

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,124,500 shares

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.51%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
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                                       2
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ITEM 1.  SECURITY AND ISSUER

       This statement on Schedule 13D relates to the common stock, $0.0001 par value per share, of InternetStudios.com, Inc., a Nevada corporation (the "Company"). The principal executive offices of the Company is located at 1351 4th Street, Suite 227, Santa Monica, CA 90401.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) - (c) Mr. Robert Maclean's address is 1351 4th Street, Suite 227, Santa Monica, CA 90401. Mr. Maclean has been a director of the Company since September, 1999 and served as President from September, 1999 to December, 1999. Mr. Maclean will continue to act in a executive capacity for the Company, however, he currently has no title or defined responsibility.

     (d) and (e) During the past five years Mr. Maclean has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

     (f)  Canadian Citizen

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Pursuant to an Acquisition Agreement dated September 17, 1999 among the Company, Mark Rutledge and Rob Maclean (together the "Principals") and Online Films LLC, a Delaware limited liability company, the Principals agreed to transfer on their behalves, and on behalf of other beneficial owners, 91.847% of the membership interest in Online Films so that Online Films became a subsidiary of the Company. In consideration of the transfer of the Principals' membership interests, the Principals and other beneficial owners of Online Films received an aggregate of 5,632,800 shares of the Company's common stock of which, Mr. Maclean received 1,124,500 shares. As a result of the acquisition the Company acquired a 91.847% ownership interest in Online Films. The acquisition of 91.847% of the membership interest of Online Films is referred to herein as the "Online Films Acquisition." As a result of the Online Films Acquisition, the prior owners of Online Films now control 44.5% percent of the Company, which was renamed InternetStudios.com, Inc., effective September 18, 1997.

     In addition, pursuant to a Management Agreement between the Company and Mr. Maclean, Mr. Maclean was granted an option to purchase 175,000 shares of the Company's common stock.

ITEM 4.  PURPOSE OF TRANSACTION

          Mr. Maclean entered into the above mentioned transaction to acquire the shares of common stock for investment purposes. The common stock was acquired pursuant to the Acquisition Agreement as described in Item 3 of this statement on Schedule 13D.

     At Closing, the following persons became the officers and member of the board of Directors of the Company:

       Robert Maclean      Director
       Mark Rutledge       Secretary, Treasurer, Vice President of Business
                           Affairs and Director
       Michael Edwards     Chief Operating Officer and Director
       Heidi Lester        Chief Executive Officer
       Steven Fredericks   Acting President and Chief Financial Officer

       Other than as set forth in Item 3 or Item 4 of this statement on Schedule 13D, InternetStudios.com, Inc. currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although InternetStudios.com, Inc. reserves the right to develop such plans).

                                       3
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the close of business on January 19, 2000, Mr. Maclean beneficially owned 1,124,500 shares of common stock. Such shares represent approximately 8.51% of the outstanding shares of common stock./1/

     (b) Mr. Maclean holds the sole power to vote and to dispose of all of the 1,124,500 shares of common stock.

     (c) Mr. Maclean has not effected any transaction in the common stock during the past 60 days, except as disclosed herein.

     (d)  Not Applicable

     (e)  Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

       Other than as described in Item 4 above, to Mr. Maclean's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


EXHIBIT NO.              DESCRIPTION
-----------              -----------
2.1                      Acquisition Agreement dated as of September 17, 1999

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information named in this statement is true, complete and correct.

Date:  January 20, 2000             Robert Maclean

                                    By: /s/ Robert Maclean
                                       ________________________









________________________

/1/ On December 1, 1999, Mr. Maclean was granted an option to purchase 175,000 shares of the Company's common stock vesting over a three year period.

                                       4